UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Abengoa Yield plc

(Name of Issuer)

Ordinary Shares, nominal value $0.10 per share

(Title of Class of Securities)

G00349103

(CUSIP Number)

Daniel Alaminos Echarri

Campus Palmas Altas

C/ Energía Solar

41014, Seville, Spain

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

July 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons: Abengoa Concessions Investments Limited

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 49,153,302*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 49,153,302*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,153,302*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 49.05%**

14	Type of Reporting Person: CO

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as set forth in the Issuer’s Registration Statement on Form F-3 (No. 333-205433) filed with the Securities and Exchange Commission on July 2, 2015.

1	Names of Reporting Persons: Abengoa Concessions, S.L.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 49,153,302*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 49,153,302*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,153,302*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 49.05%**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue Registration Statement on Form F-3 (No. 333-205433) as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on July 2, 2015.

1	Names of Reporting Persons: Abengoa Solar, S.A.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 49,153,302*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 49,153,302*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,153,302*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 49.05%**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue Registration Statement on Form F-3 (No. 333-205433) as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on July 2, 2015.

1	Names of Reporting Persons: Abengoa, S.A.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 49,153,302*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 49,153,302*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,153,302*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 49.05%**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue Registration Statement on Form F-3 (No. 333-205433) as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on July 2, 2015.

This Amendment No. 2 (“Amendment No. 2”) amends the Statement on Schedule 13D filed on June 24, 2015 (the “Original Schedule 13D”) and the Amendment No. 1 to the Original Schedule 13D filed on June 30, 2015 (“Amendment No. 1”, together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) and is jointly filed by the Reporting Persons (as defined in the Original Schedule 13D) with respect to the ordinary shares of Abengoa Yield plc, nominal value of $0.10 per share (the “Ordinary Shares”). Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Original Schedule 13D. This Amendment No. 2 amends the Original Schedule 13D and Amendment No. 1 as specifically set forth herein.

Item 4.        Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons purchased the Ordinary Shares in the IPO for investment purposes. The Reporting Persons purchased the PIPE Shares for investment purposes and to maintain their controlling stake in the Issuer.

On July 13, 2015, ACI sold 2,000,000 shares in a transaction exempt from the registration requirements of the Securities Act pursuant to Rule 144 under the Securities Act (“Rule 144 Sale”) to a market maker at a sale price of $31.00 per share for gross proceeds of $62,000,000. The Rule 144 Sale was effected as a sale of a single block of 2,000,000 Ordinary Shares.

The purpose of the Rule 144 Sale was to reduce the Reporting Persons’ shareholding in the Issuer to below 50%, consistent with its previously disclosed objective of maintaining a long-term stake in the Issuer in the range of 40-49% of the Issuer’s Ordinary Shares. Abengoa has also indicated its intention to reinforce the role of independent directors of the Issuer in order to effectively transfer control of the Issuer. The information under “Memorandum of Understanding” in Item 6 is hereby incorporated by reference.

Abengoa intends to review its investment in the Issuer on a continuing basis. Based on such review, the Reporting Persons may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of strategic investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A to this Schedule 13D, currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.        Interest in Securities of the Issuer.

As a result of the Rule 144 Sale, Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)    As of July 13, 2015, ACI is the direct beneficial owner of 49,153,302 Ordinary Shares and the Reporting Persons beneficially own 49.05% of the Ordinary Shares.

The following persons listed on Schedule A beneficially own the number of Ordinary Shares of the Issuer indicated: Felipe Benjumea Llorente (26,309 Ordinary Shares), Santiago Seage Medela (20,000 Ordinary Shares), Manuel Sanchez Ortega (28,000 Ordinary Shares), Ricardo Hausmann (280 Ordinary Shares), Jesus Garcia Quilez (3,900 Ordinary Shares), Eduard Soler Babot (7,140 Ordinary Shares) and Alfonso González Domińguez (4,690 Ordinary Shares). Additionally, Felipe Benjumea Llorente may be deemed to beneficially own the 2,814 Ordinary Shares owned by his wife and the 47 Ordinary Shares owned by his children.

(b)    As of July 13, 2015, Abengoa, Abengoa Concessions and Abengoa Solar through their ownership of ACI, may be deemed to share voting and dispositive power over the 49,153,302 Ordinary Shares beneficially owned by ACI.

(c)    Except for the Rule 144 Sale, no Reporting Person has effected any transactions in the Ordinary Shares during the past sixty days. To the knowledge of the Reporting Persons, none of the directors and officers of the Reporting Persons listed in Schedule A to this Schedule 13D effected any transactions in the Ordinary Shares during the past sixty days.

(d)    Other than the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities.

(e)    Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2015

ABENGOA, S.A.

By:	/s/ Santiago Seage Medela
	Name:	Santiago Seage Medela
	Title:	Chief Executive Officer

ABENGOA CONCESSIONS, S.L.

By:	/s/ Santiago Seage Medela
	Name:	Santiago Seage Medela
	Title:	Chairman of the Board

ABENGOA SOLAR, S.A.

By:	/s/ Armando Zuluaga Zilberman
	Name:	Armando Zuluaga Zilberman
	Title:	Chief Executive Officer

ABENGOA CONCESSIONS INVESTMENTS LIMITED

By:	/s/ Santiago Seage Medela
	Name:	Santiago Seage Medela
	Title:	President and Chief Executive Officer